FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July, 2017

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

On July 11, 2017, Euro Tech Holdings Company Limited (the “Company”) was notified that Vincent Pak Kan Wong, a member of the Board of Directors of the Company (“Board”) and Audit Committee of the Board had resigned. Mr. Wong’s resignation was not due to any disagreement with the Company.

As a result, on July 11, 2017, the Board appointed Ms. Janet Cheang to fill the vacancy created by Mr. Wong’s resignation.  The Board has determined that Ms. Cheang qualifies as an independent director under the rules of the NASDAQ Stock Market LLC. Ms. Cheang will also serve as a member of the Audit Committee.

Janet Cheang, Age 61, is currently director of Metta Fine Arts Ltd. an online art gallery specializing in the promotion and trading of contemporary arts. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong & mainland China. From 2003 to 2007, she was founding partner and managing director of CultureTainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

There is no family relationship between Ms. Cheang and any of our other officers and directors.  There are no understandings or arrangements between Ms. Cheang and any other person pursuant to which Ms. Cheang was appointed as director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

July 12, 2017	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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